SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 August, 2017

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
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Exhibit 1.1	Director/PDMR Shareholding dated 03 August 2017
Exhibit 1.2	Director/PDMR Shareholding dated 14 August 2017
Exhibit 1.3	Total Voting Rights dated 31 August 2017

Exhibit 1.1

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or person closely associated

The Company announces that on 2 August 2017 additional shares vested under the BP Executive Directors' Incentive Plan (the "Plan"), in respect of the following Executive Directors of BP p.l.c..

The Performance Share Award 2014-2016 - vesting

This vesting represents additional dividends received on the vested award under the EDIP performance share award 2014, which vested on 19 May 2017, as announced under RNS 9573F. The released amount stated below will be retained for a period of three years.

	Vested amount	Shares sold for tax and expenses	Released amount

Mr R W Dudley (ADSs)	1,844	869	975
Dr B Gilvary (ordinary shares)	5,152	2,427	2,725

The Deferred Matching Award 2014 - vesting

This vesting represents additional dividends received on the vested award under the EDIP deferred matching award 2014, which vested on 24 February 2017 and 19 May 2017, as announced under RNS 8375X and RNS 9573F, respectively.

	Vested amount	Shares sold for tax and expenses	Released amount

Mr R W Dudley (ADSs)	18	10	8
Dr B Gilvary (ordinary shares)	70	34	36

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Robert W. Dudley
2	Reason for the notification
a)	Position/status	Chief Executive Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	American Depositary Shares (each representing 6 ordinary shares of $0.25) US0556221044
b)	Nature of the transaction	983 ADSs acquired pursuant to the vesting of shares under the BP Executive Directors' Incentive Plan, following adjustments for tax and expenses where applicable.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	983
d)	Aggregated information - Volume - Price - Total	983 Nil consideration. Market value $36.40 Market value $35,781.20
e)	Date of the transaction	2 August 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	2,761 shares acquired pursuant to the vesting of ordinary shares under the BP Executive Directors' Incentive Plan, following adjustments for tax and expenses where applicable.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil consideration	2,761
d)	Aggregated information - Volume - Price - Total	2,761 Nil consideration. Market value £4.593 Market value £12,681.27
e)	Date of the transaction	2 August 2017
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.2

BP p.l.c.

Notification of transactions of persons discharging managerial responsibility or persons closely associated

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Brian Gilvary
2	Reason for the notification
a)	Position/status	Chief Financial Officer / Director
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.6885	68
d)	Aggregated information - Volume - Price - Total	68 £4.6885 £318.82
e)	Date of the transaction	10 August 2017
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Bernard Looney
2	Reason for the notification
a)	Position/status	Chief Executive Upstream / PDMR
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BP p.l.c.
b)	LEI	213800LH1BZH3DI6G760
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of $0.25 GB0007980591
b)	Nature of the transaction	Shares acquired through participation in the BP ShareMatch UK Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£4.6885	68
d)	Aggregated information - Volume - Price - Total	68 £4.6885 £318.82
e)	Date of the transaction	10 August 2017
f)	Place of the transaction	Outside a trading venue

This notice is given in fulfilment of the obligation under Article 19 of the Market Abuse Regulation.

Exhibit 1.3

BP p.l.c.

Total voting rights and share capital

As at 31 August 2017, the issued share capital of BP p.l.c. comprised 19,752,642,086 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,482,278,022. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,757,724,586. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FCA's Disclosure Guidance and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure Guidance and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 5 September 2017
/s/ D. J. JACKSON
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D. J. JACKSON
Company Secretary